FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433

Registration Statement No. 333-162195
Dated: July 8, 2010





Index Snapshot – Deutsche Bank Currency Returns Plus (DBCR+)™ (USD) Index

The Index Benefits

This Index offers:

- The potential to invest in and benefit from three strategies relating to currencies: Carry, Momentum and Valuation.
- Exposure to up to ten G-10 and ten Emerging Market currencies.
- Diversification from traditional asset classes such as equities and bonds.

The Index Approach

- The DBCR+ Index seeks to replicate three strategies (Carry, Momentum and Valuation) that are widely employed in the FX market and combines them all into a single equally weighted index. An overview of each sub-index that makes up the DBCR+ Index (Balanced Currency Harvest, Momentum, and Valuation) is provided in the pages that follow.
- The DBCR+ Index invests 1/3 in each of the three sub-indices. Each sub-index re-balances according to its rules.
  - Balanced Currency Harvest Sub-Index: Re-balances quarterly
  - Momentum Sub-Index: Re-balances monthly
  - Valuation Sub-Index: Re-balances quarterly
- The DBCR+ Index reflects, for each Sub-Index, the notional long and short foreign exchange forward positions in certain foreign currencies against the U.S. dollar based on the approach of that Sub-Index.

The Index

The DBCR+ Index reflects the long and short positions of each of the three equally weighted Sub-Indices.

Index Constituent	Weight
Balanced Currency Harvest Sub-Index	1/3
Momentum Sub-Index	1/3
Valuation Sub-Index	1/3

Eligible Currencies for Sub-Indices

G-10 (Balanced Currency Harvest, Momentum, Valuation)	Emerging Markets (Balanced Currency Harvest)
Australian dollar (AUD)	Brazil real (BRL)
British pound (GBP)	Czech koruna (CZK)
Canadian dollar (CAD)	Hungarian forint (HUF)
Euro (EUR)	South Korean won (KRW)
Japanese yen (JPY)	Mexican peso (MXN)
New Zealand dollar (NZD)	Polish zloty (PLN)
Norwegian krone (NOK)	Singapore dollar (SGD)
Swedish krona (SEK)	Turkish lira (TRY)
Swiss franc (CHF)	Taiwan dollar (TWD)
U.S. dollar (USD)	South African rand (ZAR)

Index Composition as of June 29, 2010*

Long Basket:	Balanced Currency Harvest:	AUD, BRL, NZD, TRY, ZAR
	Momentum:	CAD, JPY, NZD
	Valuation:	EUR, GBP, USD
Short Basket:	Balanced Currency Harvest:	CHF, JPY, SGD, TWD, USD
	Momentum:	CHF, EUR, GBP
	Valuation:	AUD, CHF, NOK

* Balanced Currency Harvest and Valuation sub-indices are re-balanced every quarter while Momentum Sub-Index is re-balanced every month. The next re-balance is expected to occur on or around July 21, 2010 for Momentum and on or around September 15, 2010 for Balanced Currency Harvest and Valuation sub-indices.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this snapshot relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to such offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and the offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in the offering will arrange to send you the prospectus, prospectus supplement, product supplement, term sheet and this snapshot if you so request by calling toll-free 1-800-311-4409. The Deutsche Bank Currency Returns Plus (DBCR+)™ (USD) Index is an intellectual property of Deutsche Bank AG. Deutsche Bank Currency Returns Plus (DBCR+)™ (USD) Index is a trade mark of Deutsche Bank AG. **Deutsche Bank AG reserves all the rights, including copyright, to the Index.**

--------------------------------------------------------------------------------
Deutsche Bank Currency Returns Plus (DBCR+) (TM) (USD) Index -- Balanced
Currency Harvest Sub-Index
--------------------------------------------------------------------------------
               The Balanced Currency Harvest Sub -Index Approach
               -------------------------------------------------
*    The Balanced Currency Harvest Sub-Index seeks to generate returns by capturing the interest rate differential or "carry" between diversified baskets of high-yielding and low-yielding currencies.

*    The Balanced Currency Harvest Sub-Index strategy is based on the view that foreign currency forward rates are biased estimators of future foreign currency spot rates, and that currencies that trade at a forward discount often outperform currencies that trade at a forward premium. This strategy takes the view that by taking long positions in high-yielding currencies and short positions in low-yielding currencies, an investor's gain from interest rate differentials in the high-yielding jurisdictions will exceed any potential losses from currency exchange rate risk.

                           The Sub-Index Methodology
                           -------------------------
*    The methodology of the Balanced Currency Harvest Sub-Index includes:
     *    Every 3 months rank eligible currencies by their 3-month interest rates (See "Eligible Currencies") .
     *    Determine the long and short Sub-Index Components, as set forth below.
     *    Transact 3-month currency forward trades in those Sub-Index
          Currencies.

                           The Sub-Index Components
                           ------------------------
The Balanced Currency Harvest Sub-Index, recomposed every quarter, reflects the value of notional long and short 3-month foreign exchange forward positions in certain foreign currencies against the U.S. dollar. Positions are equally weighted.

Long Basket:  "The High Yielders"
              2 G-10 and 3 other highest yielding Eligible Currencies, determined based on the interest rate on deposits in the Eligible Currencies

Short Basket: "The Low Yielders"
              2 G-10 and 3 other lowest yielding Eligible Currencies, determined based on the interest rate on deposits in the Eligible Currencies

Eligible Currencies
-------------------
G-10                     Emerging Markets
Australian dollar (AUD)  Brazil real (BRL)
British pound (GBP)      Czech koruna (CZK)
Canadian dollar (CAD)    Hungarian forint (HUF)
Euro (EUR)               South Korean won (KRW)
Japanese yen (JPY)       Mexican peso (MXN)
New Zealand dollar (NZD) Polish zloty (PLN)
Norwegian krone (NOK)    Singapore dollar (SGD)
Swedish krona (SEK)      Turkish lira (TRY)
Swiss franc (CHF)        Taiwan dollar (TWD)
U.S. dollar (USD)        South African rand (ZAR)

Current Sub-Index Composition*
------------------------------
Long Basket:  AUD, BRL, NZD, TRY, ZAR
Short Basket: CHF, JPY, SGD, TWD, USD

*as of 6/29/10 -- the next scheduled rebalance is expected to occur on
September 15, 2010
                                                                          page 2

--------------------------------------------------------------------------------
Deutsche Bank Currency Returns Plus (DBCR+) (TM) (USD) Index -- Momentum
Sub-Index
--------------------------------------------------------------------------------
                        The Momentum Sub -Index Approach
                        --------------------------------
*    The Momentum Sub-Index seeks to generate returns by capturing trends in exchange rate markets.
*    The Momentum Sub-Index strategy is based on the view that currencies will continue the momentum of their most recent yearly performance and that taking long positions in currencies whose value has recently increased relative to the USD and short positions in currencies whose value has recently decreased relative to the USD will yield a higher return than would an equally -weighted investment in the G-10 Currencies.

                           The Sub-Index Methodology
                           -------------------------
*    The methodology of the Momentum Sub-Index includes:
     *    Re-balance every month
     *    Rank each Eligible Currency by its 12 month spot return (reflecting the increase in value against the USD)
     *    12 month spot return vs. the USD is defined as: spot rate of the currency versus the USD 12 months ago (in CCY per 1 USD terms) divided by the current spot rate for the currency versus the USD (in CCY per 1
          USD terms)
     *    Allocate a 1/3 long position to each of the 3 currencies with the highest 12 month spot return vs. the USD.
     *    Allocate a 1/3 short position to each of the 3 currencies with the lowest 12 month spot return vs. the USD.
     *    Transact 1-month notional forward contracts in each currency

                            The Sub-Index Components
                            ------------------------
The Momentum Sub-Index, recomposed every month, reflects the value of notional long and short 1-month foreign exchange forward positions in certain foreign currencies against the U.S. dollar. Positions are equally weighted.

Long Basket:  3 highest 12 month spot return vs. the USD within the Eligible
              Currencies

Short Basket: 3 lowest 12 month spot return vs. the USD within the Eligible
              Currencies

Eligible Currencies
-------------------
G-10
 Australian dollar (AUD)   British pound (GBP)  Canadian dollar (CAD)   Euro
(EUR)    Japanese yen (JPY)   New Zealand dollar (NZD)   Norwegian krone (NOK)
 Swedish krona (SEK)   Swiss franc (CHF)    U.S. dollar (USD)

Current Sub-Index Composition*
------------------------------
Long Basket:  CAD, JPY, NZD
Short Basket: CHF, EUR, GBP

*as of 6/29/10 -- the next re-balance is scheduled to occur on July 21, 2010 page 3

--------------------------------------------------------------------------------
Deutsche Bank Currency Returns Plus (DBCR+) (TM) (USD) Index -- Valuation
Sub-Index
--------------------------------------------------------------------------------
                       The Valuation Sub-Index Approach
                       --------------------------------
*    The Valuation Sub-Index seeks to generate returns by capturing the fair value differential between currencies.
*    The Valuation Sub-Index strategy is based on the view that currencies tend to move towards their "fair value" and that systematically buying
     "undervalued" currencies and selling "overvalued" currencies, based on the relevant country's Purchasing Power Parity, will yield a higher return than would an equally-weighted investment in the G-10 Currencies.

                           The Sub-Index Methodology
                           -------------------------
*    The methodology of the Valuation Sub-Index includes:
     *    Re-balance every 3 months.
     *    Rank each currency by its valuation. The most undervalued currency is represented by the lowest valuation.
     *    Valuation is defined as: average spot rate of the currency versus the
          USD (in CCY per 1 USD terms) over the last 3 months divided by the latest OECD Purchasing Power Parity figure for that currency versus the USD for the immediately preceding year (in CCY per 1 USD terms).
     *    Allocate a 1/3 long position to each of the 3 currencies with the lowest valuation.
     *    Allocate a 1/3 short position to each of the 3 currencies with the highest valuation.
     *    Transact notional forward contracts in each currency.

                            The Sub-Index Components
                            ------------------------
The Valuation Sub-Index, recomposed every quarter, reflects the value of notional long and short 3-month foreign exchange forward positions in certain foreign currencies against the U.S. dollar. Positions are equally weighted.

Long Basket:  "The Lowest Valuations"
              3 G-10 currencies with the lowest valuation, determined based on
              OECD Purchasing Power Parity data
Short Basket: "The Highest Valuations"
              3 G-10 currencies with the highest valuation, determined based on
              OECD Purchasing Power Parity data

Eligible Currencies*
--------------------
G-10
Australian Dollar (AUD)
British Pound (GBP)
Canadian Dollar (CAD)
Euro (EUR)
Japanese Yen (JPY)
New Zealand Dollar (NZD)
Norwegian Krone (NOK)
Swedish Krona (SEK)
Swiss Franc (CHF)
U.S. Dollar (USD)

Current Sub-Index Composition*
------------------------------
Long Basket:  EUR, GBP, USD
Short Basket: AUD, CHF, NOK

*as of 6/29/10 -- the next re-balance is scheduled to occur on September 15,
2010
                                                                          page 4

Index Snapshot – Deutsche Bank Currency Returns Plus (DBCR+)™ (USD) Index

Historic Index Level (12/30/99 – 6/28/10)



Index Level
200
190
180
170
160
150
140
130
120
110
100
90
Dec 1999
Dec 2000
Dec 2001
Dec 2002
Dec 2003
Dec 2004
Dec 2005
Dec 2006
Dec 2007
Dec 2008
Dec 2009
Date of Index Inception

Annual Index Performance (12/30/99 – 6/28/10)



20%
15%
10%
5%
0%
-5%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010 Jun

The above charts are for illustrative purposes only and do not purport to predict future performance of the Index or securities relating to the Index.

The Index was launched in February 2007. All prospective investors should be aware that no actual investment that allowed a tracking of the performance of the Index was possible at anytime prior to February 2007. In addition, the currencies comprising the Index at particular dates in the above graphs are extremely likely to be different from the currencies comprising the Index on or after the date of this snapshot.

Past performance – including any performance based on retrospective calculations – is not necessarily indicative of future results.

Risk Considerations

THE RISK OF INVESTING IN CURRENCIES CAN BE SUBSTANTIAL – The prices of the currencies which comprise the sub-indices may be affected by numerous market factors, including events in the equity markets, the bond market and the foreign exchange market, fluctuations in interest rates, and world economic, political and regulatory events. A rise in the value of one currency may be offset by a fall in the value of one or more of the other currencies comprising a sub-index.

STRATEGY RISK – The strategy reflected in each sub-index takes the view that taking long positions in certain currencies and short positions in other currencies will result in a net gain. However, there is no assurance that any of these strategies will be successful. Various market factors and circumstances at any time and over any period could cause and have in the past caused such strategies to fail to perform as expected.

GAINS IN COMPONENTS OF THE DBCR+ INDEX MAY BE OFFSET BY LOSSES IN OTHER DBCR+ INDEX COMPONENTS –The DBCR+ Index is composed of multiple currency positions, and therefore a positive return in one position may be offset, in whole or in part, by a negative return of a lesser, equal or greater magnitude in another position, resulting in an aggregate DBCR+ Index return equal to or less than zero.

CURRENCY MARKETS MAY BE HIGHLY VOLATILE – Currency markets may be highly volatile. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the values of the components reflected in the DBCR+ Index in varying ways, and different factors may cause the DBCR+ Index's components and the volatility of their prices to move in inconsistent directions at inconsistent rates.

LEGAL AND REGULATORY RISKS – Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency rates, but any such action could cause unexpected volatility and instability in currency markets, with a substantial and adverse effect on the performance of the DBCR+ Index.

POTENTIAL CONFLICTS OF INTEREST EXIST BECAUSE DEUTSCHE BANK AG IS THE CALCULATION AGENT FOR THE DBCR+ INDEX, AND TRADING ACTIVITIES BY DEUTSCHE BANK AG IN THE ELIGIBLE CURRENCIES MAY AFFECT THE DBCR+ INDEX LEVEL—Deutsche Bank AG is the calculation agent for the DBCR+ Index. Deutsche Bank AG carries out calculations necessary to calculate the DBCR+ Index and maintains some discretion as to how such calculations are made, in particular if the spot rate for any of the Eligible Currencies is not available. The determinations made by Deutsche Bank AG in this capacity may affect the level of the DBCR+ Index. Deutsche Bank AG or its affiliates may engage in trading in instruments linked to the Eligible Currencies or any of the strategies contained in the DCBR+ Index on a regular basis as part of their general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Deutsche Bank AG or its affiliates may also issue or underwrite securities or financial or derivative instruments with returns linked or related to the Eligible Currencies or any of the strategies contained in the DBCR+ Index. Any of these activities could adversely affect the level of the DBCR+ Index and may reflect trading strategies that differ from, or are in direct opposition to, the trading strategies contained in the DBCR+ Index.

THE CURRENCY PRICES REFLECTED IN THE DBCR+ INDEX ARE SUBJECT TO EMERGING MARKETS' POLITICAL AND ECONOMIC RISKS – The DBCR+ Index components include currencies of emerging market countries, which are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. Indeed, in recent years, many emerging market countries have undergone significant political, economic and social change. In many cases, far-reaching political changes have resulted in constitutional and social tensions and, in some cases, instability and reactions against market reforms. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging or developing market nation. Political or economic instability is likely to have an adverse effect on the performance of the DBCR+ Index.